April 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Bain Capital Specialty Finance, Inc.

Rule 17g-1 Filing of Fidelity Bond

Dear Sir or Madam:

On behalf of Bain Capital Specialty Finance, Inc. (the “Company”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following:

1.	Copy of the fidelity bond covering the Company;

2.	A Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond; and

3.	Premiums have been paid for the period beginning April 5, 2023 through April 28, 2024.

If you have any questions about this filing, please contact the undersigned at 617-516-2130.

Sincerely,

/s/ Jessica Yeager
Jessica Yeager
Secretary
Bain Capital Specialty Finance, Inc.

CERTIFICATE OF SECRETARY

The undersigned, Jessica Yeager, Secretary of Bain Capital Specialty Finance, Inc. (the “Company”), a Delaware corporation, does hereby certify that:

1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period beginning April 5, 2023 through April 28, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 12th day of April 2023.

/s/ Jessica Yeager
Jessica Yeager
Secretary
Bain Capital Specialty Finance, Inc.

EXHIBIT A

Approval of Fidelity Bond

RESOLVED, that the Company, Adviser and Administrator shall be named as an insured under a joint fidelity bond having an aggregate coverage amount as presented to and/or discussed with the Board, issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

RESOLVED, that the joint fidelity bond in the amount and form presented to and/or discussed with the Board be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio; and

RESOLVED, that the share of the premium to be allocated to the Company, the Adviser and the Administrator for the bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such fidelity bond coverage had been purchased separately, be, and the same hereby is, approved, after the Board having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond and the extent to which the share of the premium allocated to the Company under the bond is less than the premium the Company would have had to pay had it maintained a single insured bond; and

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form presented to and/or discussed with the Board with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by the Company and also by the other named insured, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the proposed Joint Fidelity Bond Agreement among the Company, the Adviser and the Administrator as presented to the Board is approved by the Board, including a majority of the independent directors, with such further changes therein as the officers of the Company may determine to be necessary or desirable and proper, with the advice of the Company’s counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

RESOLVED, that the Chief Financial Officer of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of Company and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.